January 12, 2009

Via EDGAR “Correspondence”

United States Securities and Exchange Commission

Washington, D.C. 20549

U.S.A.

Attn:	Mr. Joe Foti
Senior Assistant Chief Accountant

Re:	Tata Motors Limited

Dear Mr. Foti,

This is with reference to the staff’s comment letter dated November 21, 2008 which we received on December 1, 2008, and the subsequent conversation we had on the matter.

As mentioned, we are working on the response to the staff’s comments. We request you to bear with us for some time. Our response will be sent to you within the next week.

You may contact the undersigned at the above address or by telephone on +91 66657218 or by fax on +91 6665 7260

Sincerely,
/s/ C. Ramakrishnan
C. Ramakrishnan
(Chief Financial Officer)